UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Rubicon Project, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

78112V102

(CUSIP Number)

December 31, 2016

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112V102	13G

1.	Name of Reporting Person Clearstone Venture Partners III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,010,692
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,010,692
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,010,692
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.14%*
12.	Type of Reporting Person PN

*	The percentage is calculated based on the Issuer having 49,039,107 shares of common stock outstanding as of October 24, 2016, as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 filed on November 3, 2016.

1.	Name of Reporting Person Clearstone Venture Partners III-B, a Delaware multiple series LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,819
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 53,819
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,819
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.11%*
12.	Type of Reporting Person OO

*	The percentage is calculated based on the Issuer having 49,039,107 shares of common stock outstanding as of October 24, 2016, as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 filed on November 3, 2016.

1.	Name of Reporting Person Clearstone Venture Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,075,794
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,075,794
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,794
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.27%*
12.	Type of Reporting Person OO

*	The percentage is calculated based on the Issuer having 49,039,107 shares of common stock outstanding as of October 24, 2016, as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 filed on November 3, 2016.

CUSIP No. 78112V102	13G

Item 1(a)	Name of Issuer

The Rubicon Project, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

12181 Bluff Creek Drive,

4th Floor

Los Angeles, CA 90094

Item 2(a)	Name of Person Filing

This Statement is filed by the following entities (referred to as the “Reporting Persons”):

•	Clearstone Venture Partners III-A, L.P. (“Clearstone A”)
•	Clearstone Venture Partners III-B, a Delaware Multiple Series LLC (“Clearstone B”)
•	Clearstone Venture Management III, LLC (the “General Partner”)

Item 2(b)	Address of Principal Business Office

725 Arizona Avenue, Suite 304

Santa Monica, CA 90401

Item 2(c)	Citizenship

The Reporting Persons listed in Item 2(a) are organized under the laws of Delaware.

Item 2(d)	Title of Class of Securities

Common Stock, $0.00001 par value

Item 2(e)	CUSIP Number

78112V102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Incorporated by reference to items (5)-(11) of cover sheets hereto.

(i)	Clearstone A beneficially owns 3,010,692 shares of Common Stock, which represents approximately 6.14% of the outstanding shares of Common Stock.

(ii)	Clearstone B beneficially owns 53,819 shares of Common Stock, which represents approximately 0.11% of the outstanding shares of Common Stock.

(iii)	The General Partner owns 3,075,794 shares of Common Stock (including 11,283 shares beneficially owned directly by the General Partner and 3,064,511 shares that the General Partner may be deemed to beneficially own as the general partner and managing member of Clearstone A and Clearstone B, respectively), which represents approximately 6.27% of the outstanding shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 78112V102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 8, 2017	CLEARSTONE VENTURE PARTNERS III-A, L.P

	By:	Clearstone Venture Partners III L.L.C.

	By:	/s/ Dana Moraly
Name: Dana Moraly Title: Chief Financial Officer and Member

DATED: March 8, 2017	CLEARSTONE VENTURE PARTNERS III-B, A DELAWARE MULTIPLE SERIES LLC

	By:	Clearstone Venture Partners III L.L.C.

	By:	/s/ Dana Moraly
Name: Dana Moraly Title: Chief Financial Officer and Member

DATED: March 8, 2017		CLEARSTONE VENTURE PARTNERS III L.L.C.

	By:	/s/ Dana Moraly
Name: Dana Moraly Title: Chief Financial Officer and Member